Setting the Record Straight on Mr. Biglari's Claims



February 2026

Setting the Record Straight

Biglari's Myths and Mischaracterizations	The Facts
"After meeting with David Goebel, Biglari's third candidate declined to serve on the Board citing board dysfunction under Chairman Goebel"	✓ Biglari's third candidate did not decline due to alleged board dysfunction. In fact, **she expressed interest in continuing and had additional Board interviews scheduled** ✓ Progress stopped only after Mr. Biglari informed our CEO, Lance Tucker, on January 15, 2026 that any standstill agreement would **require adding Mr. Biglari himself to the Board**, shifting the focus away from other candidates
"JACK is lying that Mr. Biglari used 'abusive and threatening language'"	✓ While prior conversations with Mr. Biglari had been cordial, several members of the Jack in the Box Board who were present during the October 24, 2025 discussion – when Mr. Biglari was informed he was no longer being considered for a Board seat – reported that he became visibly upset and **yelled in a manner they viewed as inconsistent with productive dialogue** ✓ Multiple directors witnessed Mr. Biglari threatening that what he would do to Jack in the Box would pale in comparison to other proxy fights he has waged, saying that **his proxy fight would "get bloody"** and expressing directly to Mr. Goebel that **he would come after him** ✓ Mr. Biglari repeated these attacks to Lance Tucker on January 15, 2026, again using the term "bloody" to describe the type of proxy campaign that would ensue
"JACK is lying that Mr. Biglari 'didn't show up' to a meeting"	✓ We went out of our way to further engage Mr. Biglari through arranging an in-person meeting with Mr. Goebel at Mr. Biglari's request ✓ It was made clear in numerous emails from January 8, 2026 to January 10, 2026 to Mr. Biglari, his executive assistant and his lawyers when the meeting was scheduled that the Company's Vice President of Finance and Investor Relations (VP) would be joining – as is typical for any investor meeting ✓ After lengthy travel by Mr. Goebel and the Company's VP, **Mr. Biglari was a "no show" at the meeting** because he didn't want what he refers to as "advisors" in the meeting ✓ It was **never suggested** by the Company that **any advisor attend this meeting**

Setting the Record Straight (Cont'd)

Biglari's Myths and Mischaracterizations	The Facts
"The Board cannot be trusted" due to the Del Taco acquisition	✓ At the time of the acquisition, the Board saw an opportunity to <u>leverage core skills of the business in an adjacent category</u> while growing the overall scale of the enterprise ✓ Subsequent to the acquisition, industry and economic headwinds – including food and wage inflation, AB 1228 in California – impacted Del Taco on a much larger scale ✓ The Board thoroughly evaluated all options related to Del Taco and determined it would take significant additional time and investment to turn performance meaningfully. <u>The better financial decision was to sell the business and enhance value in the near term</u> ✓ Net proceeds from the sale were used to retire $105M in debt, <u>advancing the Company's deleveraging goals and improving financial flexibility</u>
Taken together, the poison pill and the cooperation agreement reaffirmed our view that the Board, under Mr. Goebel's direction, did not engage with us in good faith	✓ During engagement with Mr. Biglari over the summer of 2025, the Biglari Group had a passive Schedule 13G on file, stating that it owned approximately 5.8% of the Company ✓ Mr. Biglari disclosed to us on June 20, 2025 that he actually owned 9.9% of the Company. He also raised the potential to engage on various transactions involving the Company and requested a seat on the Board ✓ Despite these statements, the <u>Biglari Group did not update its ownership filings on an active Schedule 13D until July 10, 2025,</u> leaving us and all of our shareholders <u>without clarity regarding his true ownership level and intentions</u> at any given time ✓ <u>Given this uncertainty around his actual stake and intentions, the Board determined that adopting a short duration shareholder rights plan was in the best interests of all shareholders</u> in order to protect the interest of all shareholders and provide time for the Company to execute its "JACK on Track" plan ✓ The rights plan has a 12.5% threshold, permitting the Biglari Group to increase its ownership by approximately 25% without approval of the Board. The rights plan has a duration of one year and we are asking shareholders to ratify its adoption at our upcoming annual meeting

Source: Company and Biglari interactions, conversations, emails, and February 6, 2026 Investor Presentation.

Setting the Record Straight (Cont'd)

Biglari's Myths and Mischaracterizations	The Facts
"Mr. Goebel however, failed to facilitate refreshment that would add necessary expertise, only to maintain his influence"	✓ **Mr. Goebel, as Chair of the Board, stewarded the process that led to the addition of Mark King and Alan Smolinisky**, who were appointed to the Board in November 2025 as part of a cooperation agreement with one of the Company's large shareholders, GreenWood Investors, LLC. These additions strengthened the Board with relevant expertise in restaurants, retail, and real estate – especially in California ✓ Under Mr. Goebel's leadership as Board Chair, and as part of the Board's ongoing succession planning, **we have added four independent directors over the past four years** to bring fresh perspectives ✓ **The Nominating and Governance Committee and full Board asked Mr. Goebel to remain in his position** through the Company's 2027 Annual Meeting of Shareholders to enable the Board and management team to benefit from Mr. Goebel's invaluable knowledge and experience during a critical turnaround period
Mr. Biglari did not insist on his own appointment to our Board for any settlement	✓ Settlement discussions stalled because Mr. Biglari and his own legal representatives treated his personal appointment to the Board as a condition for any standstill agreement. **Both our Chair and CEO attempted to engage with Mr. Biglari on this matter on January 11, 2026 and January 15, 2026 and in each instance were rebuffed** ✓ The Board engaged extensively with Mr. Biglari over two years, **interviewing him and two additional candidates**, and even **exploring a mutually agreeable director** for 2026 – demonstrating a robust and good faith process
"15 out of 19 analysts have SELL or HOLD ratings"	✓ This claim is misleading as 18 out of 19 analysts covering Jack in the Box have BUY or HOLD ratings and **only one has a SELL rating. There are more BUY than SELL ratings on the stock**

Source: Company and Biglari interactions, conversations, emails, and February 6, 2026 Investor Presentation.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement (the "Proxy Statement") and a WHITE proxy card with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for Company's 2026 annual meeting of shareholders (the "Annual Meeting"). SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors.jackinthebox.com/financials/sec-filings/.

Shareholders can find additional information at https://www.keepjackontrack.com.